UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PENNYMAC FINANCIAL SERVICES, INC.

(formerly known as New PennyMac Financial Services, Inc.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

70932M107

(CUSIP Number)

Daniel R. Waltcher

Managing Director

BlackRock, Inc.

55 East 52nd Street

New York, NY 10055

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70932M107

1	NAMES OF REPORTING PERSONS BLACKROCK, INC. (TIN: 23-0174431)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,242,288
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,246,597
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,246,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (See Instructions) HC

EXPLANATORY NOTE:

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on August 6, 2018 (“Amendment No. 1”), as amended by Amendment No. 2 filed on November 6, 2018 (“Amendment No. 2”), by and on behalf of BlackRock, Inc. (the “Reporting Person”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of PennyMac Financial Services, Inc., a Delaware corporation (the “Issuer”).

Information in the Schedule 13D remains in effect except to the extent that it is amended or superseded by subsequently filed information, including information in this Amendment No. 3.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 3043 Townsgate Road, Westlake Village, California, 91361.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Schedule A is annexed hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 11, 2020, the Reporting Person donated: (a) 7,780,324 shares of Common Stock to the Fidelity Charitable Gift Fund, and 7,780,323 shares of Common Stock to KLB Corp. (d/b/a The BlackRock Foundation) (the “Foundation”). The Reporting Person may be deemed to have voting and dispositive power over the shares held by the Foundation, and therefore, may be deemed to beneficially own such shares.

As of the date hereof, no employee of the Reporting Person serves on the Issuer’s board of directors (the “Board”). On February 12, 2020, BlackRock Mortgage Ventures, LLC, an indirect wholly owned subsidiary of the Reporting Person (“BLK MV”), and the Issuer entered into a Second Amended and Restated Stockholder Agreement (the “Amended Stockholder Agreement”). The Amended Stockholder Agreement amends and restates the Stockholder Agreement (as defined and described in the Original Schedule 13D) and provides, among other things, that BLK MV no longer has the right to nominate directors to the Board.

On February 12, 2020, the Foundation entered into a Lock-up Letter Agreement (the “Lock-up Agreement”) with Barclays Capital Inc. (“Barclays”), pursuant to which, subject to certain exceptions, the Foundation agreed not to, directly or indirectly, offer, sell, pledge, or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock, for 60 days after February 12, 2020, without the prior written consent of Barclays.

The above descriptions are qualified in their entirety by reference to the Amended Stockholder Agreement and Lock-up Agreement, which are, respectively, incorporated herein by reference to Exhibits 10.3 and 10.4 hereto, respectively.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

The Reporting Person may be deemed to beneficially own 8,246,597 shares of Common Stock. Of these, 466,274 shares are held by the Reporting Person in its role as an investment adviser for certain client accounts (the “Client Securities”) and 7,780,323 shares may be deemed to be held indirectly through the Foundation (the “Foundation Securities”).

The Foundation Securities and the Client Securities represent, in the aggregate, 10.5% of the total number of outstanding shares of Common Stock. The ownership percentage set forth above is based on 78,532,937 shares of the Common Stock outstanding as of February 6, 2020, based on information provided by the Issuer.

The Reporting Person has the sole power to vote and dispose of the shares of Common Stock that it beneficially owns other than 4,309 shares held for clients who have retained sole voting power over such shares.

Items 5(c) of the Schedule 13D is hereby amended as follows:

On February 11, 2020, the Reporting Person donated the 15,560,647 shares of Common Stock described in Item 4 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On February 12, 2020, BLK MV entered into the Amended Stockholder Agreement and the Foundation entered into the Lock-up Agreement. See Item 4.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer or among the investment advisory subsidiaries of the Reporting Person, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to shares of Common Stock that are loaned out in the ordinary course of the Reporting Person’s and its subsidiaries’ securities lending programs).

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit	Description

10.3	Second Amended and Restated Stockholder Agreement, dated as of February 12, 2020, by and among PennyMac Financial Services, Inc. and BlackRock Mortgage Ventures, LLC.

10.4	Lock-up Letter Agreement, dated February 12, 2020, by KLB Corp.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

BLACKROCK, INC.

By:	/s/ Daniel R. Waltcher
Name: Daniel R. Waltcher
Title: Attorney-In-Fact

Schedule A

The following is a list of the executive officers and directors of the Reporting Person, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person.

Executive Officers

Name	Principal Occupation or Employment	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert L. Goldstein	Senior Managing Director, Chief Operating Officer & Global Head of BlackRock Solutions	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Head of Europe, Middle East and Africa	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	United Kingdom

J. Richard Kushel	Senior Managing Director and Head of Multi-Asset Strategies and Global Fixed Income	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark S. McCombe	Senior Managing Director and Chief Client Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Geraldine Buckingham	Senior Managing Director and Chair of BlackRock Asia Pacific	BlackRock, Inc. 16/F Champion Tower 3 Garden Road Central, Hong Kong	Australia

Mark Wiedman	Senior Managing Director, Head of International and Corporate Strategy	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Manish Mehta	Senior Managing Director, Global Head of Human Resources	BlackRock, Inc. 400 Howard Street San Francisco, CA 94105	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Bader M. Alsaad	Kuwait Investment Authority – Former Managing Director	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Kuwait

Mathis Cabiallavetta	UBS – Former Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Switzerland

Pamela Daley	General Electric Company - Former Senior Vice President of Corporate Business Development	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

William S. Demchak	The PNC Financial Services Group, Inc. - President, Chairman and Chief Executive Officer	The PNC Financial Services Group, Inc. One PNC Plaza Avenue Pittsburgh, PA 15222	U.S.

Jessica Einhorn	Paul H. Nitze School of Advanced International Studies at Johns Hopkins University - Former Dean	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

William E. Ford	General Atlantic – Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Fl New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. - President and Chief Executive Officer	Estée Lauder Companies 767 Fifth Avenue, 40th Fl New York, NY 10153	Italy & U.S.

Murry S. Gerber	EQT Corporation - Former Executive Chairman, Chairman, President and CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Margaret L. Johnson	Microsoft Corporation – Executive Vice President of Business Development	Microsoft One Microsoft Way Redmond, WA 98052	U.S.

Cheryl D. Mills	BlackIvy Group LLC - Chief Executive Officer	BlackIvy Group LLC 2300 N Street NW Suite 630 Washington DC 20037	U.S.

Gordon M. Nixon	Royal Bank of Canada - Former President, CEO and Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Charles H. Robbins	Cisco Systems, Inc. - Chief Executive Officer and Board Member	Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134	U.S.

Ivan G. Seidenberg	Verizon Communications Inc. - Former Chairman and CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. - Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Susan L. Wagner	BlackRock - Former Vice Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wilson	Aviva plc - Former CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	New Zealand